EXHIBIT 99(a)(1)(v)

                                Letter to Clients

                                Offer to Purchase

                                       By

                              FIRSTBANK CORPORATION

                  Up to 500,000 shares of its common stock at a
                       Purchase price of $30.00 per share

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The offer and withdrawal rights will expire at 5:00 p.m., Eastern time on
Friday, July 30, 2004, unless the offer is extended. Firstbank Corporation may extend the offer period at any time.

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                                                                   June 15, 2004

To Our Clients:

      Enclosed for your consideration are the Offer to Purchase, dated June 15, 2004, the Letter of Transmittal, and other related materials, in connection with the offer by Firstbank Corporation, a Michigan corporation, to purchase for cash up to 500,000 of its common shares, no par value, at a price of $30.00, net to the seller in cash, without interest.

      Firstbank Corporation's offer is being made upon the terms and subject to the conditions set forth in its Offer to Purchase, dated June 15, 2004, and in the related letter of transmittal, as they may be amended and supplemented from time to time, together constitute the tender offer.

      Only shares properly tendered and not properly withdrawn will be purchased. However, because of the proration provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if more than 500,000 shares are properly tendered. All shares tendered and not purchased, including shares not purchased because of proration or the conditional tender procedures, will be returned at Firstbank Corporation's expense as soon as practicable following the expiration date.

      Firstbank Corporation reserves the right, in its sole discretion, to purchase more than 500,000 shares pursuant to the offer, subject to applicable law. Upon the terms and conditions of Firstbank Corporation's offer, if more than 500,000 shares are properly tendered and not properly withdrawn, Firstbank Corporation will purchase properly tendered shares in the following order:

      o First, all shares properly tendered and not properly withdrawn by any "odd lot holder" (as defined below) who:

            o tenders all shares owned (beneficially or of record) by the odd lot holder (tenders of less than all the shares owned will not qualify for this preference); and

            o completes the section entitled "Odd Lots" in the letter of transmittal and, if applicable, in the notice of guaranteed delivery; and

      o Second, after the purchase of all the shares properly tendered by odd lot holders and subject to the conditional tender procedures described in Section 6 of the Offer to Purchase, all other shares properly tendered, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares.

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      A TENDER OF YOUR SHARES CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND
PURSUANT TO YOUR INSTRUCTIONS. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER YOUR SHARES HELD BY US FOR YOUR ACCOUNT.

      Accordingly, please use the attached "Instruction Form" to instruct us as to whether you wish us to tender any or all of the shares we hold for your account on the terms and subject to the conditions of the tender offer.

We Call Your Attention to the Following:

      1. You should consult with your broker regarding the possibility of designating the priority in which your shares will be purchased in the event of proration.

      2. The tender offer is not conditioned upon any minimum number of shares being tendered. The tender offer is, however, subject to certain other conditions described in the Offer to Purchase.

      3. The tender offer and withdrawal rights will expire at 5:00 p.m., Eastern time on Friday, July 30, 2004, unless Firstbank Corporation extends the tender offer.

      4. The tender offer is for 500,000 shares, constituting approximately 8.9% of the shares outstanding as of June 15, 2004.

      5. Tendering shareholders who are registered shareholders or who tender their shares directly to Registrar and Transfer Company as the depositary, will not be obligated to pay any brokerage commissions or fees, solicitation fees, or, except as set forth in the Offer to Purchase and the letter of transmittal, stock transfer taxes on Firstbank Corporation's purchase of shares under the tender offer.

      6. If you are an odd lot holder, meaning that you own beneficially or of record an aggregate of fewer than 100 shares (not including shares held indirectly in the Firstbank Corporation Stock Fund in the Firstbank Corporation 401(k) Plan), and you instruct us to tender on your behalf all such shares before the expiration date and check the box captioned "Odd Lots" in the attached instruction form, Firstbank Corporation, upon the terms and subject to the conditions of the tender offer, will accept all such shares for purchase before proration, if any, of the purchase of other shares properly tendered and not properly withdrawn.

      7. The Board of Directors of Firstbank Corporation has approved the tender offer. However, neither Firstbank Corporation nor its Board of Directors nor the dealer manager/information agent makes any recommendation to shareholders as to whether they should tender or not tender their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender.

      8. If you wish to have us tender any or all of your shares, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. If you authorize us to tender your shares, we will tender all such shares unless you specify otherwise on the attached Instruction Form.

      Please forward your Instruction Form to us as soon as possible to allow us ample time to tender your shares on your behalf prior to the expiration of the offer.

      The tender offer is being made solely under the Offer to Purchase and the related letter of transmittal and is being made to all record holders of shares. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares residing in any jurisdiction in which the making of the tender offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.